UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of April 2023

(Commission File No. 001-32305)

BANCO ITAÚ CHILE

(Translation of registrant’s name into English)

Av. Presidente Riesco 5537

Las Condes

Santiago, Chile

(Address of registrant’s principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ⌧	Form 40-F ◻

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (1):

Yes ◻	No ⌧

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101 (b) (7):

Yes ◻	No ⌧

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ◻	No ⌧

On April 17, 2023, Banco Itaú Chile (the “Bank”) published on its website the English translation of the Bank’s  consolidated financial statements as of September 30, 2022, December 31, 2021 and January 01, 2021 and for the three and nine months period ended September 30, 2022 and 2021, which are attached hereto as Exhibit 99.1

This financial information has been prepared in accordance with Chilean accounting principles or Chilean Bank GAAP, issued by the he Chilean Commission for the Financial Market (or "CMF").  CMF regulations provide that for those matters not specifically regulated by this agency, the Bank’s financial statements prepared under Chilean Bank GAAP should follow the accounting principles established by IFRS. Should any discrepancies arise between IFRS principles and the accounting criteria issued by the CMF (Compendium of Accounting Standards), the latter shall prevail.  As a consequence, the standards used to prepare the Bank’s consolidated financial statements furnished herewith differ from the standards used to prepare the Bank’s financial statements included in the Bank’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission on April 27, 2022, the latter of which were prepared under IFRS as issued by the IASB.

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EXHIBIT INDEX

Exhibit	Description
99.1

English translation of Banco Itaú Chile’s consolidated financial statements as of September 30, 2022, December 31, 2021 and January 01, 2021 and for the three and nine months period ended September 30, 2022 and 2021.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

BANCO ITAÚ CHILE
(Registrant)

By:	/s/ Cristian Toro Cañas
Name:	Cristian Toro Cañas
Title:	General Counsel

Date: April 19, 2023.